December 17, 2020

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Nick Lamparski

Lilyanna Peyser
Suying Li
Donna Di Silvio

Re:	Medirom Healthcare Technologies Inc.

Comment Letter Dated December 16, 2020
Amendment No. 2 to Registration Statement on Form F-1

Filed December 11, 2020

File No. 333-250762

Ladies and Gentlemen:

This letter is submitted on behalf of Medirom Healthcare Technologies Inc., a foreign private issuer organized under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the Commission on December 11, 2020 (as amended, the “Registration Statement”), as set forth in your letter dated December 16, 2020 addressed to Mr. Kouji Eguchi, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently submitting to the Commission, electronically via EDGAR, Amendment No. 3 to the Registration Statement on Form F-1, which includes changes that reflect responses to the Staff’s comments. In light of the COVID-19-related workplace issues, we are not at this time separately delivering to the Commission for the Staff’s reference hard copies of the Registration Statement and the exhibits filed therewith, but will of course do so in the future if and when the Staff considers appropriate.

The headings and numbered paragraphs of this letter correspond to the those contained in the Comment Letter and, to facilitate your review, the text of the Comment Letter has been reproduced below followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2 to the Registration Statement, and page references in the Company’s responses refer to Amendment No. 3 to the Registration Statement.

GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

December 17, 2020

Supplementally, the Company advises the Staff that it intends to commence roadshows as soon as possible and to submit a request that the effective date of the Registration Statement be accelerated for pricing the week of December 21, 2020. Consequently, to the extent the Staff has additional requests for information with respect to the Registration Statement, the Company would appreciate receipt thereof as soon as practicable.

Amendment No. 2 to Form F-1 filed December 11, 2020

Capitalization, page 43

1.	Please provide your calculation of the pro forma cash and cash equivalents balance as of June 30, 2020.

Response to Comment No. 1:

The Company advises the Staff that it has revised its disclosures in Capitalization to reflect the 1,125,000 ADSs offered at an assumed public offering price of $15.00 per ADS (which is the midpoint of the price range set for the on the cover page of this prospectus). The Company directs the Staff to the revised disclosures on page 43 of Amendment No. 3.

The Company is supplementally providing the following detailed calculation of its revised pro forma cash and cash equivalents balance as of June 30, 2020 (in thousands):

As of June 30, 2020
Cash and cash equivalents (actual)	$2,088

Plus:
Gross proceeds from IPO (based on an assumed sale of 1,125,000 ADSs offered by us and an assumed public offering price of $15.00 per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus)	16,875
Less:
Estimated underwriting discounts and commissions (based on assumed discounts of 5.2%)	(877)
Estimated offering expenses not already paid as of June 30, 2020	(2,554)
Total net proceeds (excluding offering expenses already paid as of June 30, 2020)	13,444

Cash and cash equivalents (pro forma)	$15,532

The Company advises the Staff that the difference between the net proceeds above of $13.4 million and the revised net proceeds of $12.5 million as disclosed in the “Use of Proceeds” relates to the deferred IPO costs, of which $942 thousand was already paid as of June 30, 2020 and therefore already reflected in the cash and cash equivalents balance of $2,088 thousand. The remaining deferred IPO costs as of June 30, 2020 of $223 thousand were reflected in accrued expenses, for total deferred IPO costs of $1,165 thousand as of June 30, 2020. The Company has added a footnote to the Capitalization table to clarify that the pro forma cash and cash equivalents is net of offering expenses not paid as of June 30, 2020, unlike the Use of Proceeds amount, which reflects total offering expenses, including those paid as of June 30, 2020.

U.S. Securities and Exchange Commission

December 17, 2020

Dilution, page 44

2.	Please provide us with your calculation of $12,812 thousand pro forma net intangible book value as of June 30, 2020.

Response to Comment No. 2:

The Company advises the Staff that it has revised its disclosures in Dilution to reflect the 1,125,000 ADSs offered at an assumed public offering price of $15.00 per ADS (which is the midpoint of the price range set for the on the cover page of this prospectus). The Company directs the Staff to the revised disclosures on page 44 of Amendment No. 3.

The Company is supplementally providing the following detailed calculation of its revised pro forma net tangible book value balance as of June 30, 2020 (in thousands):

As of June 30, 2020
Net tangible book value (actual)	$(1,921)

Increase in total assets:
Net proceeds from IPO (based on an assumed sale of 1,125,000 ADSs offered by us and an assumed public offering price of $15.00 per ADS (which is the midpoint of the price range set forth on the cover page of this prospectus), excluding offering expenses already paid	13,444
Decrease in total liabilities:
Reduction in accrued expenses for offering expenses paid	223
Total change in net tangible book value	13,667

Net tangible book value (pro forma)	$11,746

3.	Please revise the registration statement cover page, prospectus cover page, and disclosure throughout the prospectus to identify the aggregate number of shares that you are registering in connection with the offering.

Response to Comment No. 3:

The Company acknowledges the Staff’s comment and has revised the cover page of the Registration Statement, the prospectus cover page, and corresponding disclosure throughout the prospectus to indicate that an aggregate of 1,293,750 common shares (including shares issuable upon exercise, if any, of the underwriter’s over-allotment option) are being registered in connection with the offering. The cover page of the prospectus has been revised to indicate an offering to the public of 1,125,000 common shares (with 168,750 shares reserved for the over-allotment option) and corresponding changes have been made throughout the Registration Statement.

U.S. Securities and Exchange Commission

December 17, 2020

We thank the Staff for its review and consideration of the Company’s Registration Statement and the foregoing responses to the Staff’s comments. We hope the foregoing has been adequately responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (310) 586-7773 or by email at jonesb@gtlaw.com.

Sincerely,

/s/ Barbara A. Jones
Barbara A. Jones, Esq.

cc:

Office of International Corporate Finance, Securities and Exchange Commission

Kouji Eguchi, Chief Executive Officer, Medirom Healthcare Technologies Inc.

Fumitoshi Fujiwara, Chief Financial Officer, Medirom Healthcare Technologies Inc.

Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices